May 8, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Tim Clarke
Chief Executive
27 Fleet Street
Birmingham B3 1JP England

Re:	Mitchells & Butler PLC
	Form 20-F for the year ended October 1, 2005
	Commission file #: 001-31653

Dear Mr. Clarke:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.


								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant
Mr. Tim Clarke
Mitchells & Butler PLC
March 20, 2006
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